The Best Alternative: Value for Shareholders & Members CBOT Member Presentation May 31, 2007 Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CBOT Holdings, Inc. (Commission File No. 001- 32650)

Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE's proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007 by and between ICE and the Chicago Board Options Exchange ("CBOE"), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission (the "SEC"), including ICE's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release. Important Information About the Proposed Transaction and Where to Find It: This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE intends to file a proxy statement in connection with the special meeting of CBOT stockholders and the special meeting of the members of Board of Trade of the City of Chicago, Inc. (the "Exchange"), both scheduled for July 9, 2007, at which the CBOT stockholders and Exchange members will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders and Exchange members are strongly advised to read that proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the joint proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC's website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final joint proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation: In addition to ICE, all of the directors of ICE may potentially be participants in the foregoing proxy solicitations. The following officers and employees of ICE may also potentially be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), Charles A. Vice (President, Chief Operating Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Scott A. Hill (Senior Vice President, Chief Financial Officer), Edwin D. Marcial (Senior Vice President, Chief Technology Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Richard V. Spencer (Vice Chairman), Kelley L. Loeffler (Vice President, Investor Relations and Corporate Communications), Andrew J. Surdykowski (Vice President and Assistant General Counsel), Thomas W. Farley (President and Chief Operating Officer, NYBOT) and David J. Peniket (President and Chief Operating Officer, ICE Futures). You can find information about ICE and ICE's directors and executive officers in ICE's Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE's proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007. Other than 1,000 shares of CBOT Class A Common Stock owned by ICE and 22 shares of CME Class A Common Stock owned by Charles R. Crisp through a managed account, neither ICE nor any of the other potential participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the potential participants will receive any special compensation in connection with either of these proxy solicitations.

ICE's Proposal Remains Superior Consideration: 1.420 shares of ICE per CBOT Class A share Implied Price per Share: $211.17 (1) Premium to Close 3/14/07: to Current CME Offer: to 10/16/06: 27.1% 14.3% 57.0% Pro Forma Ownership: ICE stockholders: 48.4% CBOT stockholders: 51.6% Board of Directors: 5 of 16 Board members to come from CBOT Additional: Chicago headquarters CBOE Settlement Consideration Core CBOT trading rights preserved (1) Based on ICE closing price of $148.71 on May 30, 2007

Key Benefits and Considerations of the Competing Offers Significantly higher offer Solution to CBOE ERPs Faster growing pro forma company No anticipated antitrust issues Preserves two strong institutions Proven OTC capabilities Demonstrated success integrating major acquisitions Significant 14% discount to ICE offer Continued CBOE litigation More limited growth prospects Potential DoJ outcome uncertainty Eliminates jobs and competition Attempting to establish OTC business No prior experience with large acquisitions CME Considerations ICE Benefits

ICE's Offer Represents Superior Value ICE's current offer is $1.4 billion greater than CME's revised offer CBOE Settlement Agreement financed equally by ICE and CBOE offers significant additional value to Full Members with equity upside Including the CBOE Settlement Consideration, Full Members would each receive an additional $1.2 million from the ICE offer (1) Revised CME Offer Additional ICE Value Total ICE Offer CBOE Settlement Consideration Value to Full Members 9799 9799 11204 11204 11871 0 0 0 1405 665.5 Value Comparison (2) ($MM & Price / Share) Includes $26.42 per share offer differential with 27,338 CBOT A shares and the $500,000 CBOE Settlement Consideration Market data as of May 30, 2007 Value of consideration for Full Members of $500,000 split equally by ICE and CBOE divided by 27,338 A shares required to meet the definition of a Full Member CME revised offer of $9,799 million calculated based on the .3500x CME's current share price exchange ratio Based on the proposed ICE exchange ratio of 1.42x ICE's current share price (4) (5) $184.75 $26.42 $211.17 $229.46 $18.29 (3)

CBOE Exercise Rights Solution ERP Price vs. ICE Offer ERP Trade Prior to Announcement CBOE Settlement Consideration East 173000 500000 ICE Offer Resolves long-running dispute Offers Full Members certain value and potential upside in CBOE and ICE stock Potential additional value through the following possible initiatives: CBOE to provide technical assistance to ICE regarding ICE's creation of an electronic options trading platform Electronic access to ICE's options products available to CBOE members Develop energy & agricultural volatility futures products and indexes CBOE futures products to be traded on ICE's electronic platform

IPO ICE is an Entrepreneurial, Fast Growing Company 2000 2007 ICE founded by Jeff Sprecher Continued to develop technology & OTC capabilities Launched WTI contract IPE went fully electronic Launched sour crude contract Created cleared OTC products

2003 2004 2005 2006 2007E 33.3 35.5 42.1 92.7 131.7 2003 2004 2005 2006 2007E 24.8 31.7 37.9 44.7 53.2 2003 2004 2005 2006 2007E 24.3 31 62 130.5 159.356247 ICE has Industry-Leading Capabilities ICE Futures Volumes (MM Contracts) OTC Volumes (MM Contracts) NYBOT Volumes (MM Contracts) Platform Speed Relative to Futures Volumes 2003 - 2007E CAGR: 21.0% 2003 - 2007E CAGR: 41.0% 2003 - 2007E CAGR: 60.0% 2007E projections calculated by annualizing 2007 volumes through April 2007E projections calculated by annualizing 2007 volumes through March (1) (1) (2)

ICE CME 196.8 38.7 ICE CME 37.8 3.6 ICE CME 472 263.4 ICE CME 472 36.4 ICE's Stock is a Superior Currency YTD Performance in First 385 Trading Days Post IPO Since ICE's IPO 2006 (1) (3) (2) Relative price performance to May 30, 2007 Performance since November 15, 2005 ICE and CME price performance for the corresponding time periods since their respective IPOs

ICE CME 596 387 ICE CME 40.9 23.9 ICE CME 49.6 26 ICE CME 22.3 23.5 ICE is a Faster Growing and More Attractive Company 2007 - 2009 EPS CAGR 2003 - 2006 Revenue CAGR (1) Mean I/B/E/S consensus estimates as of May 30, 2007 Price / 2009 EPS (1) YTD Share ADV ($MM)

Synergies Have Been Confirmed and Verified Operating Expenses Clearing Services Revenue Opportunities Bringing clearing and technology in-house will bolster margins Transition electronic trading from AEMS to ICE's platform in 2009 Reduce redundant G&A expenses CBOT clearing contract with CME expires January 2009 Clearing services provided by CME will be internalized using ICE Clear U.S. Transition to net margining protocols will result in significant savings to users CBOT stockholders to potentially realize the full benefit of ICE Clear U.S. CONFIRMED: ~$190MM of identifiable expense and ~$60MM of revenue run-rate synergies ~$100MM of run-rate clearing synergies achieved as CBOT clearing is moved from CME to ICE ~$90MM of operating expense synergies fully phased-in during 2009 Estimated Pre-tax Synergies Within 18 Months Clearing Services 60 Other Operating Expenses 90 Revenue 100 ~$90MM ~$60MM ~$100MM Expand OTC capabilities to additional asset classes Combined customer base with integrated access to broad product suite Enhanced product innovation and geographic expansion to drive growth Pre- and post-trade opportunities, including market data ~$250MM

Technology Overview ICE engineers develop and support all technology; leading experts in developing and scaling high-throughput databases Has scaled significantly faster than other derivatives platforms to handle rapidly growing messaging Accommodates leading algorithmic traders, corporates, banks, proprietary traders and retail traders Unparalleled electronic OTC platform for cleared, bilateral and block trades Average roundtrip time of 30 ms, expect to be 10 ms in coming weeks Lower bandwidth requirements, offers unmatched multi-generational spread implications Data center relocating to Chicago in January 2008 Ability to quickly integrate CBOT markets. . .NYBOT connected in less than two months

Clearing Capabilities Are In Place and Highly Scalable ICE is currently bolstering its clearing technology so it can clear 10 million trades a day by year end ICE will be prepared to integrate and clear CBOT's volume by 3Q'08 Clearing Capabilities Avg Daily Trades (not contracts) (1) Actual numbers as of March 16, 2007 to compare to CBOT average daily trades as reported in CME investor presentation on March 22, 2007

1st Qtr East 10 West 10 North 10 10 10 10 10 10 10 Readily Achievable Clearing and Technology Transition Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 June 2007 Chicago data center production ready June 2007 Post Trade Management System (PTMS) Phase 1 development & testing complete July 2007 Stops / GTC orders development & testing complete July 2007 FixML Allocation and Give Up API development and testing complete Oct 2008 Trading platform customer migration and testing ends Oct 2007 Multicast market data to customer end points development & testing complete Oct 2007 Clearing customer migration discussion and planning begins March 2008 Pro-rata algorithm development & testing complete March 2008 Expanded options capability development & testing complete March 2008 Post Trade Management System development & testing complete March 2008 Enterprise clearing architecture development & testing complete April 2008 Trading platform customer migration begins May 2008 Clearing customer migration and testing begins June 2008 Average price system development & testing complete Sept 2008 Clearing customer migration and testing ends Jan 2009 Transition from CME clearing platform to ICE Clear platform Jan 2009 Transition from AEMS to ICE platform ICE has a clear and readily achievable plan to migrate CBOT's clearing and technology

Key Takeaways Continued product and clearing innovation Rapidly growing global enterprise Significant value to all constituents Substantial expense and revenue synergies Proven futures and OTC product capabilities More limited growth prospects Burdensome governance structure No certainty around CBOE Exercise Right Constrained future strategic opportunities due to non- compete with NYMEX CME shareholders and management biggest beneficiaries

Additional Items

ICE Competes Aggressively in its Core Markets Even in the face of increased competition from NYMEX on Globex, ICE has retained and grown its market share in the global oil market over the past year ICE Crude Market Share (1) (%) ICE crude market share calculated using the total market of ICE WTI, IPE Brent, total NYMEX WTI, WTI eMINY and Brent eMINY contracts

Superior Long-Term Growth Prospects Expansion and increased penetration of unparalleled OTC execution and clearing capabilities across additional asset classes Continued growth of ICE's leading global energy products Nascent emerging markets and financial investor penetration of NYBOT's electronic agricultural products Expansion of ICE's North American electricity trading platform High incremental margin on increased revenue and products given scale and efficiencies "The CBOT deal adds further scale to the CME platform and gives the combined company a dominant position in the domestic interest rate and equity futures markets. But it does increase leverage to lower growth interest rate products and reduce potential leverage from faster-growth FX and energy, and could result in more challenging long-term growth given the overall size of the combined franchise" Christopher Allen, Bank of America

A Superior Governance Structure A combination of ICE / CBOT would still have an efficient, independent and flexible board structure which would continue to drive innovation and growth A combination of CME / CBOT would have an even more inefficient and inflexible governance structure ICE ICE Proposal CME CME/CBOT Avg of Top 250 U.S. Companies One of the Highest of the Top 250 U.S. Companies Board Members 11 16 20 30 11.7 20 Total Number of Directors on Board

Optimal Pro Forma Board Structure ICE has benefited from a governance structure that encompasses independence and industry and external expertise on a global basis Director Affiliations

Working Together to Create a Stronger Company ICE will work with CBOT to create a better positioned company able to capitalize on new opportunities in the rapidly-changing U.S. derivatives market As opposed to CME's retention of only ONE of CBOT's executives, ICE will draw on both CBOT and ICE management to run the NewCo ICE has a track record of clear and consistent communications with its shareholders, members and the public "We began work in earnest in December, following the agreement signed in November for NYBOT to list its products on the ICE platform. We had many challenges both organizationally and technologically. Fortunately, as a global company, we have much experience in leveraging key staff around the world to focus on problems and seize opportunities, despite the logistics involved. In this case, ICE staff from Atlanta, Chicago, New York, and London were called on to work with NYBOT on electronic trading preparations. While third party platform providers typically take 6-9 months to launch electronic trading for a new exchange customer, ICE and NYBOT personnel completed this effort in less than two" Chuck Vice, February 7, 2007

NYBOT Members' Rights Trading floor for core NYBOT agricultural products (sugar, coffee, cotton, cocoa and OJ) will remain open Maintain a $1.00 per side premium in contract pricing for electronic trading fees unless a competing exchange launches a look-a-like contract ICE may not list an electronically traded cash settled identical contract unless a competing exchange does so first Floor Trading Activities Post Merger Floor Trading Rights Stated Pre-Merger Trading floor for core NYBOT agricultural products (sugar, coffee, cotton, cocoa and OJ) has remained open Due to NYMEX's launch of look-a-like products, $1.00 per side premium in contract pricing for electronic trading was removed Notwithstanding NYMEX's launch of cash settled electronic look-a-like products, ICE has refrained from listing a cash settled version